UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101. Information to be Included in Statements Filed
Pursuant to §240.13d-1(a) and Amendments
Thereto Filed Pursuant to 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Great Lakes Aviation, Ltd.
(Name of issuer)

Common Stock
(Title of class of securities)

39054K 10 8
(CUSIP number)

Raytheon Aircraft Credit Corporation
8300 E. Thorn Drive, Suite 100
Wichita, Kansas, 67226
Attention: Michael J. Scheidt
(316) 676-8821
(Name, address and telephone number of person authorized to receive notices and communications)

November 16, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting persons Raytheon Company
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) CO

1	Name of reporting persons Raytheon Aircraft Holdings LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) CO

1	Name of reporting persons Raytheon Aircraft Credit Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Kansas
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) CO

This Amendment No. 1 amends the Schedule 13D originally filed on April 28, 2003, (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Great Lakes Aviation, Ltd. (“Great Lakes”), an Iowa corporation.  This Amendment No. 1 amends Items 2, 5, 6 and 7 of the Schedule 13D.

Item 2. Identity and Background

(a) This amendment is being jointly filed by Raytheon Company (“Raytheon”), ad Delaware corporation, Raytheon Aircraft Holdings LLC (“RAH”), a Delaware limited liability company, and Raytheon Aircraft Credit Corporation (“RACC”), a Kansas corporation. RACC is a subsidiary of RAH which in turn is a subsidiary of Raytheon. RACC, RAH and Raytheon are collectively referred to herein as the “Reporting Persons.” The Reporting Persons do not admit that they constitute a group.

(b) The business address of Raytheon is: 870 Winter Street, Waltham, Massachusetts 02451. The business address of RAH is: 8300 E. Thorn Drive, Suite 100, Wichita, Kansas 67226. The business address of RACC is: 8300 E. Thorn Drive, Suite 100, Wichita, Kansas 67226.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of the date of this Schedule 13D, the Reporting Persons do not own any securities of Great Lakes as a result of the transactions described herein.   On November 16, 2011, Great Lakes and RACC executed and closed a Payoff Letter Agreement, pursuant to which RACC accepted from Great Lakes a payment in the amount of approximately $27 million, as satisfaction in full of certain notes payable by Great Lakes to RACC in an aggregate amount due of approximately $31.7 million and consideration for the transfer to Great Lakes of all shares of Common Stock held by RACC.

(c) Effective November 16, 2011, RACC disposed of its shares of Common Stock of Great Lakes as described in Item 5 above.

(d) Not applicable.

(e) On November 16, 2011, the Reporting Persons ceased to be the owner of more than 5% of Great Lakes’ outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons disposed of their shares of Common Stock of Great Lakes as described in Item 5 above.

Item 7. Material to be Filed as Exhibits

Exhibit 1                         Payoff Letter Agreement, dated November 16, 2011, by and between Great Lakes and RACC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2011

Raytheon Company
/s/ Richard Goglia
Name: Richard Goglia Title: Vice President and Treasurer

Raytheon Aircraft Holdings LLC
/s/ Michael J. Scheidt
Name: Michael J. Scheidt Title: President

Raytheon Aircraft Credit Corporation
/s/ Michael J. Scheidt
Name: Michael J. Scheidt Title: President

EXHIBIT 1

Raytheon Aircraft Credit Corporation
8300 East Thorn Drive, Suite 100
Wichita, Kansas, U.S.A. 67226

Michael J. Scheidt
President
Phone 316.676.8821
Fax 316.676.4636
mike_scheidt@raytheon.com

November 16, 2011

Great Lakes Aviation, Ltd.
1022 Airport Parkway
Cheyenne, WY 82001
Attn: Michael Matthews

Re:	Great Lakes Aviation, Ltd. (“Great Lakes”)

Ladies and Gentlemen:

You have advised Raytheon Aircraft Credit Corporation (“RACC”) that Great Lakes has obtained financing with which to make an agreed payoff to RACC in satisfaction of its obligations under twenty-five (25) aircraft notes and a secured senior note and in payment for all of the shares of your common stock held by RACC (the “Shares”).  More specifically, Great Lakes and RACC are parties to (a) twenty-five (25) separate Amended and Restated Promissory Notes or Second Amended and Restated Promissory Notes, each of which is dated March 23, 2007, as amended and in effect on the date hereof (each an “Aircraft Note” and collectively, the “Aircraft Notes”), which are secured by twenty-five (25) separate Security Agreements or Amended and Restated Security Agreements, each of which is dated as of December 31, 2002, as amended, supplemented or otherwise modified and in effect on the date hereof (each an ”Aircraft Security Agreement” and collectively, the “Aircraft Security Agreements”), (b) a Senior Note dated March 23, 2007 (the “Senior Note” and, collectively, with the Aircraft Notes, the “Notes”) that is secured by four (4) Embraer Model EMB-120ER aircraft under four (4) Aircraft Security Agreements, (the “Embraer Security Agreements”), and (c) a Security Agreement dated as of December 31, 2002, as amended and in effect on the date hereof (the “All-Assets Security Agreement” and, collectively with the Aircraft Security Agreements and the Embraer Security Agreements, the “Security Agreements”).  RACC’s security interests in the related collateral have been evidenced by the Security Agreements and properly perfected by various filings and registrations.

You have requested that we provide you with a discounted payoff of the Notes and transfer the Shares to you and, upon receipt of the payments described below, that we terminate our security interests under the Security Agreements and transfer the Shares to Great Lakes.  When fully executed and implemented, this letter will reflect our agreement.

As of the date of this letter, Great Lakes owes RACC aggregate principal amounts of $30,851,056.27 under the Aircraft Notes and of $6,567,648.99 under the Senior Note (together with interest and all other amounts with respect to the Notes, the “Outstanding Indebtedness”).  If payment in full is received by RACC on or before November 17, 2011, RACC is agreeing to accept the following payments in full satisfaction of the Great Lakes’ obligations under the Notes: for a total of (a) an amount equal to the prorated payments under the Notes, prorated to the date that RACC receives the Payoff Amount (as defined below) (which, by way of example, would be $374,208.35 ($352,498.50 of principal and interest with respect to the Aircraft Notes and $21,709.85 of interest on the Senior Note) if RACC receives the Payoff Amount on November 16, 2011), and (b) a payment of Twenty-Seven Million Dollars ($27,000,000) (collectively, the amounts contained in the forgoing subparagraphs (a) and (b) are referred to herein as the “Payoff Amount”).  RACC agrees that it will accept the payment, by wire transfer (RACC’s wire instructions are attached hereto as Exhibit A), of the Payoff Amount without any penalty or premium or other charge, in full satisfaction of the Outstanding Indebtedness.  In addition to the Payoff Amount, and notwithstanding the foregoing, Great Lakes agrees to pay all of RACC’s reasonable costs and expenses, including legal fees and disbursements, for preparing this letter and the previously executed Second Amendment to Agreement, the administration of the Notes and Security Agreements, and any filings or other matters involving or implementing this letter not later than five (5) days after Great Lakes’ initial receipt of invoices therefor.  For the avoidance of doubt, Great Lakes’ failure to pay any costs or expenses to RACC as provided in the immediately preceding sentence does not affect, assuming RACC's receipt of the Payoff Amount, RACC’s transfer of the Shares to Great Lakes or the release of its security interests under the Security Agreements or affect the effectiveness of any other provision of this letter.

Upon its receipt of the Payoff Amount, RACC agrees that it will terminate the Security Agreements and release all of its security interests under the Security Agreements.  In addition, it will transfer the Shares to Great Lakes.

In consideration of its receipt of the payment in full of the Payoff Amount, RACC hereby (a) acknowledges and agrees that payment of the Payoff Amount will constitute payment in full of all of the Outstanding Indebtedness under the Notes, (b) represents that, other than under or pursuant to the Notes and the Security Agreements, it has no other credit arrangements with Great Lakes involving indebtedness for borrowed money, letters of credit issued on the application of, guaranties by, or interest or liens against, Great Lakes, any of its affiliates, (c) represents that, other than the Shares, it has no other options, warrants, convertible stock, preferred stock, common stock, equity securities or right to acquire any of the foregoing in Great Lakes or any of its affiliates, and (d) agrees that upon its receipt of the Payoff Amount (i) all security interests and liens under the Security Agreements that it may have on any real or personal property of Great Lakes shall thereupon terminate and be of no further force and effect, (ii) it will terminate all of the Security Agreements and Great Lakes will have no further liabilities or obligations thereunder, and (iii) it will execute a stock power substantially in the form attached hereto as Exhibit B in order to transfer the Shares to Great Lakes.  In addition to the Notes and Security Agreements, Great Lakes is currently leasing from RACC used Beech 1900D Airliners under separate Operating Leases (the “Leases”), which Airliners are in the process of being returned to RACC.  RACC has given Great Lakes a Notice of Termination for each Lease.  Great Lakes by signing below confirms and ratifies each of its obligations under the Leases.  For the avoidance of doubt, except for such confirmation and ratification, this letter does not affect the Leases in any way, all of which shall remain in full force and effect, subject to the Notices of Termination, as amended and currently in effect.

Upon our receipt of the Payoff Amount, Great Lakes or its designee (including any lender of Great Lakes) is authorized to file termination statements with respect to any liens arising under the Security Agreements on aircraft, engines, propellers, spare engines, spare propellers, spare parts, or any other assets of Great Lakes and the related UCC Financing Statement Amendment, in each case terminating the security interests and liens granted under the Security Agreements, including, without limitation, UCC Financing Statement Amendment terminating the UCC Financing Statement identified on Exhibit C hereto.  In addition, as soon as reasonably practicable following receipt of the Payoff Amount, RACC will deliver to Great Lakes (a) the Notes and the Security Agreements, each of which shall be appropriately marked to reflect their satisfaction or termination, as appropriate, and signed and dated by RACC, (b) the executed stock power and original stock certificate, and (c) such other termination statements, releases, or other documents, in form and substance reasonably satisfactory to Great Lakes and RACC as Great Lakes may reasonably request in connection with the above-described termination of all security interests and liens granted to RACC by Great Lakes pursuant to the Security Agreements.

Very truly yours,

Raytheon Aircraft Credit Corporation

By: /s/ Michael J. Scheidt
Name: Michael J. Scheidt
Title: President

Acknowledged and Agreed this
16th day of November, 2011.

Great Lakes Aviation, Ltd.

By: /s/ Michael Matthews
Name: Michael Matthews
Title:   Chief Financial Officer